

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2014 AND 2013

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Silver Corp. (the "Company") are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"Keith Neumeyer"   *"Raymond Polman"*

Keith Neumeyer   Raymond Polman, CA
President & CEO   Chief Financial Officer
February 19, 2015   February 19, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of First Majestic Silver Corp.

We have audited the accompanying consolidated financial statements of First Majestic Silver Corp., and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and consolidated statements of loss, comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Majestic Silver Corp. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for each of the years in the two-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte LLP

Chartered Accountants
Vancouver, Canada
February 23, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of First Majestic Silver Corp.

We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the "Company") as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated February 23, 2015 expressed an unmodified opinion on those financial statements.

Deloitte LLP

Chartered Accountants
Vancouver, Canada
February 23, 2015

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts)

	Note	Year Ended December 31, 2014	Year Ended December 31, 2013
Revenues	6	$ 245,473	$ 251,313
Cost of sales (excludes depletion, depreciation and amortization)	12	154,843	115,658
Gross margin		**90,630**	**135,655**
Depletion, depreciation and amortization	3	60,466	43,337
Mine operating earnings		**30,164**	**92,318**
General and administrative expenses	7	19,393	24,855
Share-based payments		7,320	14,518
Accretion of decommissioning liabilities	21	801	539
Impairment of non-current assets	16	101,950	28,791
Foreign exchange (gain) loss		(6,312)	926
Operating (loss) earnings		**(92,988)**	**22,689**
Investment and other income	8	18,627	5,974
Finance costs	9	(6,576)	(2,470)
(Loss) earnings before income taxes		**(80,937)**	**26,193**
Income taxes			
Current income tax expense	22	7,682	1,261
Deferred income tax (recovery) expense	22	(27,171)	63,164
		(19,489)	64,425
Net loss for the year		$ (61,448)	$ (38,232)
Loss per common share			
Basic and diluted		$ (0.52)	$ (0.33)
Weighted average shares outstanding			
Basic and diluted	10	117,444,276	116,935,325

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)   Director   _Douglas Penrose (signed)_   Director

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(tabular amounts are expressed in thousands of United States dollars)

	Year Ended December 31,	
	2014	**2013**
Net loss for the year	$ (61,448)	$ (38,232)
Other comprehensive income		
Items that may be subsequently reclassified to profit or loss:		
Unrealized loss on fair value of available for sale investments	(362)	(2,047)
Reclassification of impairment on available for sale investments	580	3,914
Other comprehensive income	218	1,867
Total comprehensive loss for the year	$ (61,230)	$ (36,365)

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(tabular amounts are expressed in thousands of United States dollars)

	Note	Year Ended December 31, 2014	Year Ended December 31, 2013
OPERATING ACTIVITIES			
Net loss for the year		$ (61,448)	$ (38,232)
Adjustments for:			
Share-based payments		7,320	14,518
Depletion, depreciation and amortization		61,163	43,919
Accretion of decommissioning liabilities		801	539
Loss from silver futures and marketable securities	8	690	6,601
Gain on fair value adjustment on prepayment facilities	19	(4,985)	(4,433)
Income tax (recovery) expense		(19,489)	64,425
Finance costs	9	6,576	2,470
Litigation proceeds	30	-	14,127
Reversal of deferred litigation gain	30	(14,127)	-
Impairment of non-current assets	16	101,950	28,791
Impairment of marketable securities	8	538	3,914
Unrealized foreign exchange (gain) loss and other		(4,585)	630
Operating cash flows before movements in working capital and income taxes		74,404	137,269
Net change in non-cash working capital items	28	32,652	4,353
Income taxes paid		(13,673)	(7,350)
Cash generated by operating activities		**93,383**	**134,272**
INVESTING ACTIVITIES			
Expenditures on mining interests		(70,225)	(94,445)
Acquisition of property, plant and equipment		(34,051)	(84,297)
Deposits paid for the acquisition of non-current assets		(1,202)	(5,288)
Cash paid on settlement of silver futures		(281)	(4,658)
Proceeds from disposal of marketable securities		-	23
Cash used in investing activities		**(105,759)**	**(188,665)**
FINANCING ACTIVITIES			
Proceeds from prepayment facility	19	30,000	-
Repayment of prepayment and debt facilities		(14,450)	(5,447)
Proceeds from sale-and-leasebacks		4,183	16,121
Repayment of lease obligations		(16,007)	(9,331)
Finance costs paid		(5,380)	(2,470)
Proceeds from exercise of stock options	23(a)	1,433	1,789
Shares repurchased and cancelled	23(c)	(955)	(2,403)
Cash used in financing activities		**(1,176)**	**(1,741)**
Effect of exchange rate on cash and cash equivalents held in foreign currencies		(868)	(692)
Decrease in cash and cash equivalents		**(13,552)**	**(56,134)**
Cash and cash equivalents, beginning of year		54,765	111,591
Cash and cash equivalents, end of year		$ **40,345**	$ **54,765**
Cash		$ 40,345	$ 45,307
Short-term investments		-	9,458
Cash and cash equivalents, end of year		$ **40,345**	$ **54,765**
Supplemental cash flow information	28		

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2014 AND 2013
(tabular amounts are expressed in thousands of United States dollars)

	Note	December 31, 2014	December 31, 2013
Assets			
Current assets			
Cash and cash equivalents		$ 40,345	$ 54,765
Trade and other receivables	11	13,561	22,045
Inventories	12	17,649	26,785
Other financial assets	13	2,460	4,177
Prepaid expenses		1,337	1,761
Total current assets		**75,352**	**109,533**
Non-current assets			
Mining interests	14	422,663	448,440
Property, plant and equipment	15	267,038	291,326
Deposits on non-current assets		2,917	5,653
Other investments	17	3,372	-
Total assets		$ **771,342**	$ **854,952**
Liabilities and Equity			
Current liabilities			
Trade and other payables	18	$ 40,360	$ 34,534
Current portion of prepayment facilities	19	26,329	17,874
Current portion of lease obligations	20	11,428	15,993
Income taxes payable		105	8,322
Total current liabilities		**78,222**	**76,723**
Non-current liabilities			
Prepayment facilities	19	29,647	26,342
Lease obligations	20	15,455	20,297
Decommissioning liabilities	21	15,484	12,096
Other liabilities		1,740	-
Deferred tax liabilities	22	110,261	134,622
Deferred gain on litigation	30	-	14,127
Total liabilities		**250,809**	**284,207**
Equity			
Share capital	23(a)	430,588	425,707
Equity reserves	24	53,340	46,543
Retained earnings		36,605	98,495
Total equity		**520,533**	**570,745**
Total liabilities and equity		$ **771,342**	$ **854,952**

Commitments (Note 14, Note 25(d)(ii))

Contingent liabilities (Note 29)

Subsequent events (Note 31)

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(tabular amounts are expressed in thousands of United States dollars, except share amounts)

| | Share Capital | | Equity Reserves | | | | | |
	Shares	Amount	Share-based payment	Available for sale revaluation	Foreign currency translation	Total equity reserves	Retained earnings	Total equity
Balance at December 31, 2012	**116,756,840**	**$ 423,958**	**$ 33,612**	**$ (2,085)**	**$ (308)**	**$ 31,219**	**$ 138,348**	**$ 593,525**
Total comprehensive income (loss)								
Net loss	-	-	-	-	-	-	(38,232)	(38,232)
Other comprehensive income	-	-	-	1,867	-	1,867	-	1,867
	-	**-**	**-**	**1,867**	**-**	**1,867**	**(38,232)**	**(36,365)**
Share-based payments, net of related tax benefits (Note 24)	-	-	14,199	-	-	14,199	-	14,199
Shares issued for exercise of options	483,000	1,789	-	-	-	-	-	1,789
Shares repurchased and cancelled (Note 23(c))	(215,000)	(782)	-	-	-	-	(1,621)	(2,403)
Transfer of equity reserve upon exercise of options	-	742	(742)	-	-	(742)	-	-
Balance at December 31, 2013	**117,024,840**	**$ 425,707**	**$ 47,069**	**$ (218)**	**$ (308)**	**$ 46,543**	**$ 98,495**	**$ 570,745**
Total comprehensive income (loss)								
Net loss	-	-	-	-	-	-	(61,448)	(61,448)
Other comprehensive income	-	-	-	218	-	218	-	218
	-	**-**	**-**	**218**	**-**	**218**	**(61,448)**	**(61,230)**
Share-based payments, net of related tax benefits (Note 24)	-	-	7,320	-	-	7,320	-	7,320
Shares issued for:								
Exercise of options (Note 23(b))	372,500	1,433	-	-	-	-	-	1,433
Acquisition of mining interests (Note 14(e))	337,300	3,220	-	-	-	-	-	3,220
Shares repurchased and cancelled (Note 23(c))	(140,000)	(513)	-	-	-	-	(442)	(955)
Transfer of equity reserve upon exercise of options	-	741	(741)	-	-	(741)	-	-
Balance at December 31, 2014	**117,594,640**	**$ 430,588**	**$ 53,648**	**$ -**	**$ (308)**	**$ 53,340**	**$ 36,605**	**$ 520,533**

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the "Company" or "First Majestic") is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company's shares trade on the New York Stock Exchange under the symbol "AG", on the Toronto Stock Exchange under the symbol "FR", on the Mexican Stock Exchange under the symbol "AG", and on the Frankfurt Stock Exchange under the symbol "FMV".

The Company's head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PREPARATION

Statement of Compliance

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

Statement of Consolidation and Presentation

These audited consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 13), marketable securities (Note 13) and the prepayment facilities (Note 19). All dollar amounts presented are in United States dollars unless otherwise specified. The accounting policies in Note 3 of the consolidated financial statements have been applied in preparing these consolidated financial statements.

These audited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (see Note 26). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree's identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company's interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company's interest in the fair value of the acquiree's net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately. Goodwill may also arise as a result of the requirement under IFRS to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

3.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Goodwill

Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any.

For the purpose of impairment testing, goodwill is allocated to each of the Company's cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit and loss in the consolidated statements of earnings. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Investments in Associates

An associate is an entity over which the Company has significant influence with the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investments in associates using the equity method. Under the equity method, the Company's investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies. The Company's share of an associate's losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of associates are recognized in net earnings during the period. Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors' interests in the associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its associates are not eliminated.

Foreign currency

The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates.

Transactions in foreign currencies are translated into the entities' functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company's operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the initial transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings in the period in which they arise.

Revenue recognition

Revenue is recognized upon delivery when the following conditions are met:
- control, risk and rewards of ownership of products passes to the buyer;
- the amount of revenue and costs related to the transaction can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the Company; and when collection is reasonably assured.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

This occurs when significant risks and rewards of ownership have passed to the buyer, which is when insurance risk has passed to the customer and when the goods have been delivered to a contractually agreed location.

Revenue from the sale of metal, including by-products, is recorded net of charges for treatment, smelting and refining. Metals in doré sold to third parties are priced on delivery. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time. The contract provides for a provisional payment on delivery based upon provisional assays and quoted metal prices. Revenues are recorded under these contracts at the time risks and rewards of ownership pass from the Company to the buyer based on spot price on date of delivery, and subsequently adjusted to market price based on the expected date of the final settlement. As a result, the value of the Company's concentrate receivables changes as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues and trade receivables. Adjustments to revenue for metal prices are recorded monthly and other adjustments related to the final settlement of weights and assays are recorded on final settlement.

Revenue from the sale of coins, ingots and bullion is recorded when the product has been shipped and funds have been received. When cash has been received from customers prior to shipping of the related silver coins, ingots and bullion, the amounts are recorded as unearned revenue until the products are shipped.

Inventories

Stockpiled ore, work in process and finished goods inventories are valued at the lower of average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, in-circuit inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation expenditures

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

- acquiring the rights to explore;
- researching and analyzing historical exploration data;
- gathering exploration data through topographical, geochemical and geophysical studies;
- exploratory drilling, trenching and sampling;
- determining and examining the volume and grade of the resource;
- surveying transportation and infrastructure requirements; and
- compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

The majority of the Company's exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:

- there is sufficient geological certainty of converting the mineral deposit into proven and probable reserves;
- life of mine plan and economic modeling support the economic extraction of such reserves and resources;
- for new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and
- operating and environmental permits exist or are reasonably assured as obtainable.

Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above mentioned factors.

Mining interests

Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

Upon commencement of commercial production (see "Significant accounting estimates and judgments"), mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on proven and probable reserves and the portion of measured and indicated mineral resources considered to be highly probable to be economically extracted over the life of mine plan. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mining interests (continued)

For the years ended December 31, 2014 and 2013, economically recoverable reserve and resource estimates in accordance with National Instrument 43-101, *"Standards of Disclosure for Mineral Projects"*, Technical Reports issued by the Canadian Securities Administrators ("NI 43-101") for the La Guitarra mine were not available due to a major revision to the mine plan. As a result, the Company developed an internal estimate of economically recoverable mineralized material at the La Guitarra mine based on management's intended development plan. For the year ended December 31, 2014, actual depletion expense as reported by the Company for the La Guitarra mine based on internal estimates of mineralized material was $4.2 million (2013 - $5.4 million); had the Company utilized historical reserves and resources estimates from the previously published NI 43-101 Technical Report for La Guitarra as prepared and published by Silvermex Resources Inc. on January 29, 2010, the depletion expense would have been $0.3 million (2013 - $0.4 million).

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

Depreciation commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Finance leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Finance costs are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company's general policy on borrowing costs.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-current assets

At each statement of financial position date, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash generating unit ("CGU") to which the asset belongs. For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of loss. Recoverable amount is the higher of fair value less costs of disposal ("FVLCD") and value in use ("VIU").

FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm's length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company's continued use and does not take into account future development. These assumptions are different to those used in calculating fair value and consequently are likely to provide a different result, usually lower.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the asset or CGU not been impaired. A reversal of an impairment loss is recognized as a gain in the statements of earnings.

Share-based payment transactions

Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of stock options which are share-based payment transactions ("share-based payments"). Stock options issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted prospectively based on actual forfeitures. Share-based payments expense for stock options that are forfeited or cancelled prior to vesting is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("the vesting date"). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

In situations where equity instruments are issued to non-employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.

The dilutive effect of outstanding options is reflected as additional dilution in the computation of diluted earnings per share.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity. Current tax or deferred tax from the initial accounting for a business combination is included in the accounting for the business combination.

Current income taxes

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income taxes

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are not recognized if the temporary difference arises in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor the accounting earnings or loss. Deferred tax is determined using tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

Earnings or loss per share

Basic earnings or loss per share for the period is calculated by dividing the earnings or loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings or loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale ("AFS"), loans and receivables, or fair value through profit or loss ("FVTPL").

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Financial assets classified as AFS are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary due to a significant or prolonged decline in the fair value of that investment below its cost which are recognized through profit and loss in the statements of earnings.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss in the statements of earnings.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash in the statement of financial position include cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as accretion expense or finance costs.

Significant accounting estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Functional currency

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments (continued)

Commencement of commercial production

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgment dependant on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

- substantially all major capital expenditures have been completed to bring the mine or mill to the condition necessary for it to be capable of operating in the manner intended by management;
- the mine or mill has reached a pre-determined percentage of design capacity;
- the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e., the ability to continue to produce or process ore at a steady or increasing level);
- the completion of a reasonable period of testing of the mine plant and equipment;
- the ability to produce a saleable product (i.e., the ability to produce concentrate within required sellable specifications);
- the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
- mineral recoveries are at or near the expected production levels.

The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management's determination that commercial production was achieved for the following expansions:

- the 1,000 tpd flotation plant at the Del Toro mine achieved commercial production on April 1, 2013; and
- the 1,000 tpd cyanidation plant at the Del Toro mine achieved commercial production on January 1, 2014.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Impairment of property, plant and equipment and mining interests (Note 16)

Management considers both external and internal sources of information in assessing whether there are any indications that the Company's property, plant and equipment and mining interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company's property, plant and equipment and mining interests, management makes estimates of the discounted future cash flows expected to be derived from the Company's mining properties, costs of disposal the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company's property, plant and equipment and/or mining interests.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments (continued)

Depreciation and amortization rate for property, plant and equipment and depletion rate for mining interests (Notes 14 and 15)

Depletion, depreciation and amortization expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depletion or depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings.

Estimated reclamation and closure costs (Note 21)

The Company's provision for decommissioning liabilities represents management's best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine's life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve and resource estimates

Mineral reserve and resource estimates affect the determination of recoverable value used in impairment assessments, the depletion and depreciation rates for non-current assets using the units of production method and the expected timing of reclamation and closure expenditures.

The figures for mineral reserves and mineral resources are determined in accordance with NI 43-101. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's financial position, results of operation and cash flows.

Inventory valuation (Note 12)

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver and silver equivalents contained in the stockpile ore, the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying value of its inventories, which would reduce the Company's earnings and working capital.

Income taxes (Note 22)

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments (continued)

Income taxes (Note 22) (continued)

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed, reviewed by management and are consistent with the forecasts utilized for business planning and impairment testing purposes. Weight is attached to tax planning opportunities that are within the Company's control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets.

Valuation of prepayment facilities (Note 19)

The Company classifies its prepayment facilities as FVTPL financial liabilities, which are recorded at fair value estimated based on the forward market price of lead and zinc, discounted at rates of 6.0% to 6.7% based on their respective effective interest rates at the time the agreements were entered. The actual value of the prepayment facilities at settlement is dependent on the spot market prices of lead and zinc on their maturity dates, which may differ significantly from these estimates. Realized gains or losses are recognized in earnings in the period in which the prepayment facilities are settled.

Valuation of share-based payments (Note 23)

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's earnings and equity reserves.

4.   CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

Accounting Policies Adopted Effective January 1, 2014

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – *Levies* ("IFRIC 21"), an interpretation of IAS 37 – *Provisions, Contingent Liabilities and Contingent Assets* ("IAS 37"), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event ("obligating event") described in the relevant legislation that triggers the payment of the levy. IFRIC 21 was effective January 1, 2014 and was applied retrospectively. The adoption of this interpretation did not have a significant impact on the Company's consolidated financial statements.

Recoverable Amount Disclosures

In May 2013, the IASB issued amendments to IAS 36 – *Impairment of* Assets ("amendments to IAS 36"). The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU's recoverable amount has been determined on the basis of fair value less costs to sell. The amendments were effective January 1, 2014 and were applied retrospectively. The adoption of this standard did not have a significant impact on the Company's consolidated financial statements.

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

4.   CHANGES IN ACCOUNTING POLICIES AND ESTIMATES (continued)

Change in Accounting Estimates Effective January 1, 2014

Change in Depreciation Method

Effective January 1, 2014, the Company changed its depreciation method on long-lived assets which have expected useful lives equivalent to estimated life of mines, such as plant and buildings, from the straight-line method to the units-of-production method. The Company believes the units-of-production method better reflects the rate of depreciation of the asset, as well as the pattern of consumption of the future benefits to be derived from those assets, especially during the expansionary or ramp up stage of the asset. In accordance with IFRS, a change in depreciation method is applied on a prospective basis as a change in accounting estimate and, therefore, prior period results have not been restated.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2014

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – *Revenue from Contracts with Customers* ("IFRS 15") which supersedes IAS 11 – *Construction Contracts*, IAS 18 – *Revenue*, IFRIC 13 – *Customer Loyalty Programmes*, IFRIC 15 – *Agreements for the Construction of Real Estate*, IFRIC 18 – *Transfers of Assets from Customers*, and SIC 31 – *Revenue – Barter Transactions Involving Advertising Services*. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – *Financial Instruments* ("IFRS 9") to replace IAS 39 – *Financial Instruments: Recognition and Measurement*. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking "expected loss" impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

5.   SEGMENTED INFORMATION

The Company has eight reporting segments, including five operating segments located in Mexico, one development project in Mexico, one retail market segment in Canada and one silver trading segment in Europe. Corporate and eliminations consists primarily of the Company's other exploration properties not considered segments (Note 14), other investments (Note 17) and prepayment facilities (Note 19). All of the Company's operations are within the mining industry and its major products are silver doré, silver-lead and silver-zinc concentrates. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices. A reporting segment is defined as a component of the Company that:
   • engages in business activities from which it may earn revenues and incur expenses;
   • whose operating results are reviewed regularly by the entity's chief operating decision maker; and
   • for which discrete financial information is available.

Management evaluates segment performance based on mine operating earnings as other expenses are not allocated to the segments.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

5. SEGMENTED INFORMATION (continued)

Significant information relating to the Company's reporting operating segments is summarized in the table below:

| | Year Ended December 31, 2014 | | | | | At December 31, 2014 | |
	Revenue	Cost of sales[1]	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico							
La Encantada	$ 78,590	$ 41,049	$ 14,139	$ 23,402	$ 27,635	$ 141,145	$ 63,730
La Parrilla	70,271	35,182	17,685	17,404	21,856	198,295	28,172
Del Toro	54,669	45,665	14,089	(5,085)	30,068	205,863	35,297
San Martin	42,757	22,727	7,623	12,407	14,559	94,188	31,516
La Guitarra	15,154	9,802	6,449	(1,097)	15,811	108,641	31,845
La Luz	-	-	-	-	1,482	32,173	372
Canada							
Coins and Bullion Sales	804	923	-	(119)	1	259	15
Europe							
Silver Sales	115,154	131,456	-	(16,302)	-	6,283	935
Corporate and Eliminations	(131,926)	(131,961)	481	(446)	2,103	(15,505)	58,927
Consolidated	$ 245,473	$ 154,843	$ 60,466	$ 30,164	$ 113,515	$ 771,342	$ 250,809

(1) Cost of sales excludes depletion, depreciation and amortization

| | Year Ended December 31, 2013 | | | | | At December 31, 2013 | |
	Revenue	Cost of sales[1]	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico							
La Encantada	$ 91,563	$ 41,366	$ 11,964	$ 38,233	$ 24,036	$ 145,596	$ 37,872
La Parrilla	79,847	36,307	14,827	28,713	37,544	203,384	29,003
Del Toro	25,043	14,003	5,083	5,957	80,213	202,526	44,858
San Martin	30,379	17,552	4,418	8,409	23,785	107,553	35,728
La Guitarra	17,034	10,542	6,804	(312)	15,362	130,910	30,884
La Luz	-	-	-	-	4,095	30,721	364
Canada							
Coins and Bullion Sales	2,802	2,699	-	103	11	725	28
Europe							
Silver Sales	158,193	146,453	-	11,740	-	21,126	4,424
Corporate and Eliminations	(153,548)	(153,264)	241	(525)	5,051	12,411	101,046
Consolidated	$ 251,313	$ 115,658	$ 43,337	$ 92,318	$ 190,097	$ 854,952	$ 284,207

(1) Cost of sales excludes depletion, depreciation and amortization

During the year ended December 31, 2014, the Company recognized an aggregate impairment charge of $102.0 million on some of the Company's reporting segments, including La Guitarra, San Martin and Del Toro. See Note 16 for details.

The Company has seven major customers that account for 100% of its doré and concentrate sales revenue. The Company has four customers that accounted for 44%, 23%, 19%, and 11% of total revenue in 2014, and four customers that accounted for 30%, 21%, 21%, and 20% of total revenue in 2013.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

6. REVENUES

The revenues of the Company are comprised of the following:

	Year Ended December 31, 2014		Year Ended December 31, 2013	
Gross revenue from payable metals:				
Silver	$	212,985	$	235,422
Gold		14,122		10,928
Lead		34,044		23,301
Zinc		10,675		6,078
Other		202		1,634
Gross revenue	$	272,028	$	277,363
Less: smelting and refining costs		(26,555)		(26,050)
Revenues	$	**245,473**	$	**251,313**

7. GENERAL AND ADMINISTRATIVE EXPENSES

The general and administrative expenses of the Company are comprised of the following:

	Year Ended December 31, 2014		Year Ended December 31, 2013	
Corporate administration	$	4,822	$	8,332
Salaries and benefits		8,890		10,121
Audit, legal and professional fees		3,626		4,478
Filing and listing fees		567		390
Directors fees and expenses		791		952
Depreciation		697		582
	$	**19,393**	$	**24,855**

8. INVESTMENT AND OTHER INCOME

The Company's investment and other income are comprised of the following:

	Year Ended December 31, 2014		Year Ended December 31, 2013	
Gain from First Silver litigation (Note 30)	$	14,127	$	557
Gain from fair value adjustment of prepayment facilities (Note 19)		4,744		3,919
Loss from investment in silver futures (Note 13(c))		(121)		(4,818)
Loss from investment in marketable securities (Note 13(a))		(569)		(1,783)
Impairment of marketable securities (Note 13(b))		(538)		(3,913)
Loss on divestiture of subsidiary (Note 17)		(248)		-
Interest income and other		499		822
Gain from value-added tax settlement		733		711
Gain from insurance claim		-		1,350
Termination fee from Orko acquisition, net of costs (a)		-		9,129
	$	**18,627**	$	**5,974**

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

8. INVESTMENT AND OTHER INCOME (continued)

(a) Termination Fee from Orko Acquisition

In December 2012, First Majestic entered into an arrangement agreement with Orko Silver Corp. ("Orko") to acquire all of the issued and outstanding shares of Orko. In February 2013, Orko declared that another company made a superior offer and First Majestic elected not to match the superior offer. Upon termination of the arrangement agreement, the Company received an $11.4 million termination fee from Orko in February 2013. Net of related professional fees, legal and underwriter costs incurred in 2013, the Company recognized a gain of $9.1 million in other income in 2013.

9. FINANCE COSTS

The Company's finance costs are comprised of the following:

	Year Ended December 31, 2014	Year Ended December 31, 2013
Prepayment facilities[1]	$ 3,883	$ -
Finance leases	2,329	2,109
Silver sales and other	364	361
	$ 6,576	$ 2,470

(1) Finance costs related to the prepayment facilities of $3.2 million in 2013 were capitalized as construction costs of the Del Toro mine until commercial production was achieved on January 1, 2014.

10. LOSS PER SHARE

The calculations of basic and diluted loss per share for the years ended December 31, 2014 and 2013 are based on the following:

	Year Ended December 31, 2014	Year Ended December 31, 2013
Net loss for the year	$ (61,448)	$ (38,232)
Weighted average number of shares on issue - basic and diluted[1]	117,444,276	116,935,325
Loss per share - basic and diluted	$ (0.52)	$ (0.33)

(1) Diluted weighted average number of shares for the year ended December 31, 2014 excludes 6,084,458 (2013 – 5,208,520) anti-dilutive options.

11. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	December 31, 2014	December 31, 2013
Trade receivables	$ 5,399	$ 8,974
Value added taxes and other taxes receivable	7,263	12,437
Other	899	634
	$ 13,561	$ 22,045

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

12. INVENTORIES

	December 31, 2014	December 31, 2013
Finished product - doré and concentrates	$ 990	$ 609
Work-in-process	949	5,548
Stockpile	487	4,740
Materials and supplies	15,005	15,361
Silver coins and bullion including in-process shipments	218	527
	$ 17,649	$ 26,785

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. During the year ended December 31, 2014, cost of sales includes a $1.3 million write-down of mineral inventories, which consists of stockpile, work-in-progress and finished goods. No write-downs were recognized in 2013.

13. OTHER FINANCIAL ASSETS

	December 31, 2014	December 31, 2013
Marketable securities - fair value through profit or loss (a)	$ 2,460	$ 3,028
Marketable securities - available for sale (b)	-	349
Derivatives (c)	-	800
	$ 2,460	$ 4,177

(a) Marketable Securities – Fair Value through Profit or Loss

As at December 31, 2014, the Company held 400,000 units of Sprott Physical Silver Trust (PSLV) with fair value of $2.5 million (December 31, 2013 - $3.0 million), which were acquired at a cost of $5.3 million. These trust units are classified as FVTPL marketable securities. During the year ended December 31, 2014, the Company recognized an unrealized loss of $0.6 million (2013 - $1.8 million) related to its FVTPL marketable securities.

(b) Marketable Securities – Available For Sale

As at December 31, 2014, the Company holds various investments designated as available for sale ("AFS") marketable securities with total fair value of $nil (December 31, 2013 - $0.3 million) and adjusted cost of $nil million (December 31, 2013 - $0.5 million), net of impairments. Changes in fair value on AFS marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment. During the year ended December 31, 2014, management assessed an impairment loss of $0.6 million (2013 - $3.9 million) on the Company's AFS marketable securities.

(c) Derivatives

For the year ended December 31, 2014, the Company recorded an investment and other loss of $0.1 million (2013 –$4.8 million) related to investment in silver futures. At December 31, 2014, the Company has no investments in silver futures. At December 31, 2013, the Company carried a long position on silver futures, expiring in March 2014, equivalent to 480,000 ounces of silver at an average price of $19.70. The derivative asset of $0.8 million at December 31, 2013 reflects a deposit of $1.0 million for the margin requirement to hold the silver futures, net of an unrealized loss of $0.2 million.

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

14. MINING INTERESTS

The Company's mining interests are comprised of the following:

	December 31, 2014	December 31, 2013
Producing properties	$ 276,399	$ 267,677
Exploration properties (non-depletable)	146,264	180,763
	$ 422,663	$ 448,440

Producing properties are allocated as follows:

Producing properties	La Encantada	La Parrilla	Del Toro[1]	San Martin	La Guitarra	Total
Cost						
At December 31, 2012	$ 45,237	$ 83,777	$ -	$ 48,578	$ 50,651	$ 228,243
Additions	13,663	26,598	11,251	8,319	6,906	66,737
Change in decommissioning liabilities	(303)	51	1,821	(88)	459	1,940
Transfer from exploration properties	588	229	18,095	1,419	758	21,089
At December 31, 2013	$ 59,185	$ 110,655	$ 31,167	$ 58,228	$ 58,774	$ 318,009
Additions	12,602	13,901	17,659	7,770	7,367	59,299
Change in decommissioning liabilities	1,292	1,003	398	1,083	118	3,894
Transfer (to) from exploration properties	(588)	-	12,689	246	-	12,347
At December 31, 2014	$ 72,491	$ 125,559	$ 61,913	$ 67,327	$ 66,259	$ 393,549
Accumulated depletion and amortization						
At December 31, 2012	$ (7,626)	$ (8,056)	$ -	$ (16,039)	$ (465)	$ (32,186)
Depletion and amortization	(2,659)	(7,171)	(1,224)	(1,665)	(5,427)	(18,146)
At December 31, 2013	$ (10,285)	$ (15,227)	$ (1,224)	$ (17,704)	$ (5,892)	$ (50,332)
Depletion and amortization	(4,264)	(9,589)	(5,036)	(2,772)	(4,172)	(25,833)
Impairment (Note 16)	-	-	(6,142)	(10,211)	(24,632)	(40,985)
At December 31, 2014	$ (14,549)	$ (24,816)	$ (12,402)	$ (30,687)	$ (34,696)	$ (117,150)
Carrying values						
At December 31, 2013	$ 48,900	$ 95,428	$ 29,943	$ 40,524	$ 52,882	$ 267,677
At December 31, 2014	$ 57,942	$ 100,743	$ 49,511	$ 36,640	$ 31,563	$ 276,399

(1) Pursuant to the commercialization of the flotation and cyanidation circuits at Del Toro, $18.1 million and $12.7 million of mining interests were transferred from exploration to producing properties on April 1, 2013 and January 1, 2014, respectively.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

14. MINING INTERESTS (continued)

Exploration properties are allocated as follows:

Exploration properties	La Encantada	La Parrilla	Del Toro[1]	San Martin	La Guitarra	La Luz	Other	Total
Cost								
At December 31, 2012	$ 3,065	$ 8,955	$ 49,221	$ 19,117	$ 55,054	$ 22,955	$ 18,517	$ 176,884
Exploration and evaluation expenditures	2,316	3,599	15,827	962	1,263	1,320	759	26,046
Capitalization of borrowing costs	-	-	3,193	-	-	-	-	3,193
Impairment (Note 16)	-	-	-	-	-	-	(4,200)	(4,200)
Change in decommissioning liabilities	-	-	-	-	-	(71)	-	(71)
Transfer to producing properties	(588)	(229)	(18,095)	(1,419)	(758)	-	-	(21,089)
At December 31, 2013	$ 4,793	$ 12,325	$ 50,146	$ 18,660	$ 55,559	$ 24,204	$ 15,076	$ 180,763
Exploration and evaluation expenditures	2,964	2,936	2,242	1,002	6,467	926	865	17,402
Change in decommissioning liabilities	-	-	-	-	-	54	-	54
Impairment (Note 16)	-	-	(4,389)	(4,241)	(27,232)	-	-	(35,862)
Disposition of mining interests (g(iii))	-	-	-	-	-	-	(3,746)	(3,746)
Transfer from (to) producing properties	588	-	(12,689)	(246)	-	-	-	(12,347)
At December 31, 2014	$ 8,345	$ 15,261	$ 35,310	$ 15,175	$ 34,794	$ 25,184	$ 12,195	$ 146,264

(1) Pursuant to the commercialization of the flotation and cyanidation circuits at Del Toro, $18.1 million and $12.7 million of mining interests were transferred from exploration to producing properties on April 1, 2013 and January 1, 2014, respectively.

(a) La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in northern State of Coahuila, Mexico, 708 km north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon. The 100% owned La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road.

(b) La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine, located approximately 65 km southeast of the city of Durango, Durango State, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of the 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty ("NSR") agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum cumulative payable of $2.5 million. During the year ended December 31, 2014, the Company paid royalties of $0.3 million (2013 - $0.5 million). As at December 31, 2014, total royalties paid to date for the Quebradillas NSR is $2.2 million (December 31, 2013 - $1.9 million).

(c) Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company's La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims, including the Dolores area, plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old underground silver mines, the Perseverancia and San Juan mines, which are approximately one km apart. The Del Toro mine currently consists of a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

14.   MINING INTERESTS (continued)

(c) Del Toro Silver Mine, Zacatecas State (continued)

In 2013, the Company entered into several option agreements to acquire six adjacent mineral properties, namely the Chalchihuites, Navidad, Milagros, Zaragosa, Santa Clara and Ivone properties. These properties consist of 492 hectares of mineral rights. If fully exercised, total option payments will amount to $3.3 million, of which $1.7 million have been paid, $1.2 million in 2015 and the remaining balance of $0.4 million due over years 2016 and 2017.

(d) San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in the State of Jalisco, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the upgraded 1,300 tpd cyanidation plant, mine buildings, offices and related infrastructure are located.

(e) La Guitarra Silver Mine, State of Mexico

The La Guitarra Silver Mine was acquired through the acquisition of Silvermex Resources Inc. in July 2012. The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico and approximately 130 km south west from Mexico City. The mine covers 39,714 hectares of mining claims within the Temascaltepec Mining District. The La Guitarra mine consists of two underground operation centers and a flotation mill with a capacity of 500 tpd. The Company owns 100% of the La Guitarra Silver Mine.

In January 2014, the Company entered into two agreements to acquire various adjacent mining concessions, namely El Coloso, Amplicación Los Comales, San Jose, Jessica and Nazareno de Anecas properties. These properties consist of 757 hectares of mineral rights. The total purchase price amount to $5.4 million, of which $5.2 million is settled in common shares of First Majestic and $0.2 million in cash. As at December 31, 2014, the Company has issued $3.2 million in common shares and paid $0.2 million in cash. The remaining balance of $2.0 million in common shares will be issued in four equal annual payments based on the Company's volume weighted average market price at the time of the payments.

(f) La Luz Silver Project, San Luis Potosi State

The La Luz Silver Project was acquired through the acquisition of Normabec Mining Resources Ltd. in November 2009. The La Luz Silver Project is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and consists of 36 mining concessions covering 4,977 hectares plus an additional 21 hectares of surface rights. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what were historically known as the Santa Ana mine.

(g) Other Exploration Properties

i) Plomosas Silver Project, State of Sinaloa

The Plomosas Silver Project was acquired through the acquisition of Silvermex Resources Inc. in July 2012. Plomosas has a total of 16,279 hectares of mining concessions in southeast State of Sinaloa, Mexico. The mining concession consolidates two past producing mines: Plomosas and San Juan. Extensive infrastructure is in place at Plomosas, including a fully functional mining camp facility at the Plomosas mine. Facilities and infrastructure at Plomosas include a 20 year surface rights agreement in good standing, a 30 year water use permit, tailings dam, 60 km of 33 kilovolt power line, 120 person camp, infirmary, offices, shops and warehouses, and assay lab.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

14. MINING INTERESTS (continued)

(g) Other Exploration Properties (continued)

ii) Jalisco Group of Properties, Jalisco State

The Company owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. The Company entered into an agreement with Sonora Resources Corp. (the "Optionee") in April 2011, and subsequently amended in April 2014, whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties. As part of the option agreement, the Optionee has issued a total of 13 million shares of common stock to the Company and is committed to spend $3 million over the first five years to earn a 50% interest, an additional $2 million over seven years to earn a 70% interest and to complete a bankable feasibility study within nine years to obtain a 90% interest. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

iii) Other Exploration Properties

With the acquisition of Silvermex Resources Inc. in 2012, the Company also acquired its subsidiary, Minera Terra Plata, S.A. de C.V. ("Terra Plata"), and its group of exploration stage properties in Mexico, including the Peñasco Quemado Silver Project in the State of Sonora, the La Frazada Silver Project in the State of Nayarit and the Los Lobos Silver Project in the State of Sonora. On July 1, 2014, First Majestic divested Terra Plata and its group of exploration properties to Sundance Minerals Ltd. (see Note 17).

15. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

	Land and Buildings[1]	Machinery and Equipment[2]	Assets under Construction	Other	Total
Cost					
At December 31, 2012	$ 46,828	$ 146,401	$ 63,218	$ 7,635	$ 264,082
Additions	13,927	40,576	38,662	4,149	97,314
Transfers and disposals[3]	23,012	28,319	(49,668)	(1,819)	(156)
At December 31, 2013	$ 83,767	$ 215,296	$ 52,212	$ 9,965	$ 361,240
Additions	13,190	17,129	4,452	2,043	36,814
Transfers and disposals[4]	23,678	5,892	(35,458)	(372)	(6,260)
At December 31, 2014	$ 120,635	$ 238,317	$ 21,206	$ 11,636	$ 391,794
Accumulated depreciation and amortization and impairment					
At December 31, 2012	$ (9,777)	$ (30,548)	$ -	$ (3,545)	$ (43,870)
Depreciation and amortization	(4,142)	(20,417)	-	(1,572)	(26,131)
Transfers and disposals	1	86	-	-	87
At December 31, 2013	$ (13,918)	$ (50,879)	$ -	$ (5,117)	$ (69,914)
Depreciation and amortization	(5,878)	(28,188)	-	(1,748)	(35,814)
Transfers and disposals	37	5,587	-	451	6,075
Impairment (Note 16)	(9,815)	(15,152)	-	(136)	(25,103)
At December 31, 2014	$ (29,574)	$ (88,632)	$ -	$ (6,550)	$ (124,756)
Carrying values					
At December 31, 2013	$ 69,849	$ 164,417	$ 52,212	$ 4,848	$ 291,326
At December 31, 2014	$ 91,061	$ 149,685	$ 21,206	$ 5,086	$ 267,038

(1) Included in land and buildings is $6.7 million (December 31, 2013 - $6.6 million) of land properties which are not subject to depreciation.

(2) Included in property, plant and equipment is $47.4 million (December 31, 2013 - $51.5 million) of equipment under finance lease.

(3) On April 1, 2013, the commissioning of the 1,000 tpd flotation plant at the Del Toro mine was completed as operating levels intended by management have been reached. Accordingly, costs associated with the flotation plant were transferred from assets under construction to buildings, machinery and equipment, with depreciation commencing effective April 1, 2013.

(4) On January 1, 2014, the commissioning of the 1,000 tpd cyanidation plant at the Del Toro mine was completed as operating levels intended by management have been reached. Accordingly, costs associated with the plant were transferred from assets under construction to buildings, machinery and equipment, with depreciation commencing effective January 1, 2014.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

15. PROPERTY, PLANT AND EQUIPMENT (continued)

Mining assets, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated as follow:

	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	La Luz	Corporate	Total
Cost								
At December 31, 2012	$ 82,067	$ 78,372	$ 55,063	$ 26,687	$ 10,798	$ 3,526	$ 7,569	$ 264,082
Additions	8,057	7,347	53,135	14,504	7,193	2,775	4,303	97,314
Transfers and disposals	(37)	6,294	(6,322)	(60)	(18)	-	(13)	(156)
At December 31, 2013	$ 90,087	$ 92,013	$ 101,876	$ 41,131	$ 17,973	$ 6,301	$ 11,859	$ 361,240
Additions	12,069	5,019	10,167	5,787	1,977	556	1,239	36,814
Transfers and disposals	(1,797)	(4,160)	1,286	(2,433)	782	-	62	(6,260)
At December 31, 2014	$ 100,359	$ 92,872	$ 113,329	$ 44,485	$ 20,732	$ 6,857	$ 13,160	$ 391,794
Accumulated depreciation and amortization and impairment								
At December 31, 2012	$ (18,553)	$ (15,923)	$ -	$ (6,856)	$ (997)	$ (96)	$ (1,445)	$ (43,870)
Depreciation and amortization	(9,305)	(7,656)	(3,859)	(2,753)	(1,377)	(31)	(1,150)	(26,131)
Transfers and disposals	16	8	1	60	2	-	-	87
At December 31, 2013	$ (27,842)	$ (23,571)	$ (3,858)	$ (9,549)	$ (2,372)	$ (127)	$ (2,595)	$ (69,914)
Depreciation and amortization	(10,119)	(8,107)	(8,947)	(4,722)	(2,512)	(47)	(1,360)	(35,814)
Transfers and disposals	1,022	3,136	(860)	3,173	(380)	-	(16)	6,075
Impairment (Note 16)	-	-	(11,019)	(7,292)	(6,792)	-	-	(25,103)
At December 31, 2014	$ (36,939)	$ (28,542)	$ (24,684)	$ (18,390)	$ (12,056)	$ (174)	$ (3,971)	$ (124,756)
Carrying values								
At December 31, 2013	$ 62,245	$ 68,442	$ 98,018	$ 31,582	$ 15,601	$ 6,174	$ 9,264	$ 291,326
At December 31, 2014	$ 63,420	$ 64,330	$ 88,645	$ 26,095	$ 8,676	$ 6,683	$ 9,189	$ 267,038

16. IMPAIRMENT OF NON-CURRENT ASSETS

At December 31, 2014 and 2013, the Company determined there were several indicators of potential impairment on its non-current assets. In 2014, these factors included the sharp decline in silver price during the year and the consequential impact on the Company's reserves and resources. In 2013, these factors included lower prevailing silver prices combined with the income tax reform introduced in Mexico (see Note 22). Based on the Company's assessment at December 31, 2014 and 2013, the Company concluded that the following mines and properties had estimated recoverable value, based on their FVLCD, below their carrying value and impairment charges were required:

	Year Ended December 31, 2014	Year Ended December 31, 2013
La Guitarra Silver Mine	$ 58,656	$ 24,591
San Martin Silver Mine	21,744	-
Del Toro Silver Mine	21,550	-
Penasco Quemado Silver Project	-	1,600
La Frazada Silver Project	-	2,100
Los Lobos Silver Project	-	500
Impairment of non-current assets	$ 101,950	$ 28,791
Deferred income tax recovery	(35,938)	(1,481)
Impairment of non-current assets, net of tax	$ 66,012	$ 27,310

The impairment charge recognized for the year ended December 31, 2014 in respect of each CGU was as follows:

	Mining Interest Producing	Mining Interest Exploration	Property, Plant and Equipment	Total
La Guitarra Silver Mine	$ 24,632	$ 27,232	$ 6,792	$ 58,656
San Martin Silver Mine	10,211	4,241	7,292	21,744
Del Toro Silver Mine	6,142	4,389	11,019	21,550
Impairment of non-current assets	$ 40,985	$ 35,862	$ 25,103	$ 101,950

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

16. IMPAIRMENT OF NON-CURRENT ASSETS (continued)

Internal discounted cash flow economic models are projected using management's best estimate of recoverable mineral reserves and resources, future operating costs and capital expenditures, and long-term foreign exchange rates. For mineral resources that were not valued using internal discounted cash flow economic models, FVLCD were estimated based on in-situ value of their resources and exploration potential. The in-situ values vary on a project by project basis, dependent on market comparables most closely related to their specific facts and circumstances.

Metal price assumptions used to determine the recoverable amounts at December 31, 2014 and 2013 are summarized in the following table:

| | At December 31, 2014 | | At December 31, 2013 | |
| | 2015-2018 | | 2014-2017 | |
Commodity Prices	Average	Long-term	Average	Long-term
Silver (per ounce)	$ 19.51	$ 21.50	$ 22.15	$ 22.30
Gold (per ounce)	$ 1,261	$ 1,300	$ 1,301	$ 1,300
Lead (per pound)	$ 1.10	$ 1.00	$ 0.99	$ 1.00
Zinc (per pound)	$ 1.01	$ 0.94	$ 1.03	$ 0.96

A discount rate of 8.5% (2013 – 9% to 11%), equivalent to the Company's weighted average cost of capital adjusted for specific project risks, was used to determine FVLCD based on internal discounted cash flow economic models of each CGU.

The internal discounted cash flow economic models and in-situ values used to determine FVLCD are significantly affected by changes in key assumptions for future metal prices, capital expenditures, production cost estimates and discount rates. Management's estimate of FVLCD is classified as level 3 in the fair value hierarchy. There has been no material change in the valuation techniques utilized to determine FVLCD in the year ended December 31, 2014.

17. OTHER INVESTMENTS

On July 1, 2014, First Majestic received $3.4 million in shares, equivalent to a 34.2% interest, of Sundance Minerals Ltd. ("Sundance"), a privately held exploration company, in exchange for the Company's 100% wholly owned subsidiary, Minera Terra Plata S.A. de C.V. ("Terra Plata"). Terra Plata owns a 100% interest in the Penasco Quemado, the La Frazada and the Los Lobos projects, properties that First Majestic acquired through its acquisition of Silvermex Resources Inc. in July 2012. Concurrent with the sale of Terra Plata to Sundance, Sundance acquired certain mineral property interests owned by an officer and a director of First Majestic for a 2.8% interest in Sundance. As part of the plan of arrangement, Sundance will vend 100% of its shares to Albion Petroleum Ltd., a TSX Venture Exchange listed capital pool company, creating a new publicly listed exploration company to be named First Mining Finance Corp. ("Proposed Transaction").

As at July 1, 2014, Terra Plata had a net book value of $3.6 million, comprised of $3.7 million in mining interest, $0.1 million in other receivables, net of $0.2 million in deferred income tax liabilities, resulting in a loss of $0.2 million on the disposal of the subsidiary.

Subsequent to the sale of Terra Plata, certain officers, directors and employees of First Majestic subscribed in a private placement in Sundance to raise CAD$525,000 for a 7.6% minority interest in Sundance, which diluted First Majestic's interest in Sundance to 31.7%. Following the completion of the Proposed Transaction and subject to regulatory approval, First Majestic expects to distribute its interest in First Mining Finance Corp. to its shareholders by way of dividend in-kind.

As at December 31, 2014, the Company's investment in Sundance has a carrying value of $3.4 million (2013 - $nil) and no income or loss has been recognized on the investment during the year (2013 - $nil).

18. TRADE AND OTHER PAYABLES

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

The Company's trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days. Trade and other payables are comprised of the following items:

	December 31, 2014	December 31, 2013
Trade payables	$ 25,948	$ 20,889
Accrued liabilities	14,412	13,645
	$ 40,360	$ 34,534

19. PREPAYMENT FACILITIES

In December 2012, the Company entered into a $50.0 million prepayment facility agreement ("Prepayment Facility"). Under the terms of the agreement, the Company received $50.0 million as an advance against a portion of the Company's lead and zinc concentrate production for a period of 36 months commencing in July 2013. The Prepayment Facility bears an annual fixed interest rate of 4.344%. Principal and interest is payable monthly based on pre-determined amounts of lead and zinc production at market prices. A total of 12,158 metric tonnes of lead and 13,176 metric tonnes of zinc will be delivered over the 36 months period, of which 7,433 metric tonnes of lead and 8,136 metric tonnes of zinc are outstanding for delivery as at December 31, 2014. To mitigate potential exposure to future price increases in lead and zinc, in July 2013, the Company entered into an agreement with the same lender to purchase call options on lead and zinc futures equivalent to a portion of its production to be delivered under the terms of the Prepayment Facility.

In April 2014, the Company entered into an additional $30.0 million prepayment facility agreement for a portion of the Company's future lead production. The Company executed this forward sale contract for 15,911.3 metric tonnes of lead at a fixed price of $0.945 per pound ($2,083/mt), of which 15,733 metric tonnes are outstanding for delivery as at December 31, 2014. The contract term is valid from April 2014 to September 2017, with a six-month repayment holiday from April to September 2014. The repayment terms carry a fixed interest charge of 4.053%. In October 2014, the Company entered into an agreement with the same lender to purchase call options on lead equivalent to a portion of its production to be delivered under the terms of the prepayment facility.

The Prepayment Facilities are classified as a FVTPL financial liabilities and recorded at fair market value, based on the forward market price of lead and zinc and discounted at effective interest rates of 6.0% to 6.7% for the December 2012 and April 2014 facilities, respectively. Fair value adjustment gains or losses are recorded as other income. The associated call options are classified as FVTPL financial assets and recorded at fair market value, based on quoted market prices.

The fair values of the Prepayment Facilities and related call option are presented on the statements of financial position on an offsetting basis as follows:

	December 31, 2014	December 31, 2013
Offsetting of financial instruments:		
Prepayment facilities	$ 57,108	$ 45,599
Call option	(1,132)	(1,383)
	$ 55,976	$ 44,216
Financial statement presentation:		
Current portion of prepayment facilities	$ 26,329	$ 17,874
Prepayment facilities	29,647	26,342
	$ 55,976	$ 44,216

19. PREPAYMENT FACILITIES (continued)

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

Movements in the Prepayment Facilities and associated call options are summarized as follows:

		Year Ended December 31, 2014		Year Ended December 31, 2013
Opening balance	$	44,216	$	50,403
Proceeds		30,000		-
Repayments, including interest		(17,138)		(4,947)
Gain on fixed price contract		(241)		(514)
Fair value adjustment of remaining repayments, including call options		(4,744)		(3,919)
Interest and accretion expense [1]		3,883		3,193
Ending balance	$	55,976	$	44,216
Remaining repayments				
Less than one year	$	29,389	$	16,091
More than one year but not more than five years		37,230		33,839
Gross value of remaining repayments		66,619		49,930
Cumulative mark-to-market adjustment of remaining repayments, including call options		(5,834)		(1,453)
Adjusted value of remaining repayments		60,785		48,477
Less: future finance charges		(4,809)		(4,261)
Fair value	$	55,976	$	44,216

(1) Borrowing costs incurred prior to January 1, 2014 were capitalized as construction costs of the Del Toro mine until commercial production was achieved.

Under the Prepayment Facility agreements, the Company is required to limit its aggregate amount of debt below $135.0 million, excluding finance leases, which may not exceed $75.0 million.

20. LEASE OBLIGATIONS

The Company has entered into finance leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging from 4.8% to 8.0%. Assets under finance leases are pledged as security against the lease obligation.

The following is a schedule of future minimum lease payments under the finance leases:

		December 31, 2014		December 31, 2013
Less than one year	$	12,883	$	17,680
More than one year but not more than five years		16,547		21,508
Gross payments		29,430		39,188
Less: future finance charges		(2,547)		(2,898)
Present value of minimum lease payments	$	26,883	$	36,290
Financial statement presentation:				
Current portion of lease obligations	$	11,428	$	15,993
Lease obligations		15,455		20,297
Present value of minimum lease payments	$	26,883	$	36,290

21. DECOMMISSIONING LIABILITIES

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

The Company has an obligation to undertake restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining property, as well as the decommissioning of the plant or other restoration work. A provision for environmental rehabilitation has been estimated based on the Company's interpretation of current regulatory requirements and is recognized at the present value of such costs. The present value of the reclamation liabilities may be subject to change based on management's current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Changes in estimate of reclamation liabilities are recorded against mining interests.

Movements in decommissioning liabilities during the year ended December 31, 2014 and 2013 are allocated as follow:

At December 31, 2014	La Encantada Silver Mine	La Parrilla Silver Mine	Del Toro Silver Mine	San Martin Silver Mine	La Guitarra Silver Mine	La Luz Silver Project	Total
Anticipated settlement date	2023	2026	2022	2028	2020	2037	
Undiscounted value of estimated cash flow	$ 4,473	$ 3,182	$ 3,182	$ 3,164	$ 1,782	$ 1,033	$ 16,816
Estimated mine life (years)	9	12	8	14	6	23	
Discount rate	5.4%	5.9%	5.3%	5.9%	4.8%	6.3%	
Balance at December 31, 2012	$ 3,225	$ 1,701	$ 938	$ 1,698	$ 1,366	$ 763	$ 9,691
Movements during the year:							
Change in rehabilitation provision	(303)	51	1,821	(88)	459	(71)	1,869
Interest or accretion expense	192	117	42	113	75	-	539
Interest or accretion expense capitalized	-	-	14	-	-	50	64
Foreign exchange gain	(21)	(11)	(6)	(10)	(8)	(11)	(67)
Balance at December 31, 2013	$ 3,093	$ 1,858	$ 2,809	$ 1,713	$ 1,892	$ 731	$ 12,096
Movements during the year:							
Change in rehabilitation provision	1,292	1,003	398	1,083	118	54	3,948
Interest or accretion expense	217	141	188	133	122	-	801
Interest or accretion expense capitalized	-	-	-	-	-	51	51
Foreign exchange gain	(366)	(220)	(331)	(204)	(205)	(86)	(1,412)
Balance at December 31, 2014	$ 4,236	$ 2,782	$ 3,064	$ 2,725	$ 1,927	$ 750	$ 15,484

22. INCOME TAXES

The Canadian combined statutory tax rate increased from 25.75% to 26.00% in 2014 due to timing of an increase in the provincial tax rate for British Columbia from 10.0% to 11.0% during fiscal 2014.

The tax provision on earnings is computed after taking into account intercompany transactions such as interest on loans, sales, other charges and credits among subsidiaries resulting from their capital structure as well as from the various jurisdictions in which operations and assets are owned. For these reasons, the effective tax rate differs from the combined corporate statutory rate in Canada. The Company's effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

22. INCOME TAXES (continued)

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the years ended December 31, 2014 and 2013:

	Year Ended December 31, 2014		Year Ended December 31, 2013	
Net (loss) earnings before tax	$	(80,937)	$	26,193
Combined statutory tax rate		26.00%		25.75%
Income tax (recovery) expense computed at statutory tax rate	$	(21,044)	$	6,745
Reconciling items:				
Impact of initial recognition of 7.5% mining royalty in Mexico		-		35,111
Effect of different foreign statutory tax rates on earnings of subsidiaries		(1,427)		(662)
Impact of foreign exchange on deferred income tax assets and liabilities		(1,411)		4,019
Change in unrecognized deferred income tax asset		3,730		178
7.5% mining royalty in Mexico		(2,788)		-
Other non-deductible expenses		2,686		4,043
Impact of inflationary adjustments		860		489
Impact of change in Mexico statutory tax rates		-		3,682
Impairment of goodwill		-		6,332
Other		(95)		4,488
Income tax (recovery) expense	$	(19,489)	$	64,425
Effective tax rate		24.08%		245.96%
Current income tax expense	$	7,682	$	1,261
Deferred income tax (recovery) expense		(27,171)		63,164
Income tax (recovery) expense	$	(19,489)	$	64,425

For the year ended December 31, 2014, the effective tax rate of 24% was lower than the combined Canadian federal and provincial statutory tax rate primarily due to the impact of foreign exchange and differing tax rates in various tax jurisdictions, partially offset by the change in unrecognized deferred income tax assets. Deferred income tax assets are recognized for tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax losses arose.

In 2013, the effective tax rate was 246% due to the initial recognition of the impact of major tax reforms enacted in Mexico during fiscal 2013 that were effective January 1, 2014. The significant items impacting the effective tax rate include the introduction of a 7.5% mining royalty in Mexico, elimination of a scheduled reduction of Mexico corporate statutory tax rate to 29% in 2014 and 28% in 2015, and non-deductible impairment of goodwill. In 2013, the Mexican government enacted a tax reform to introduce a mining royalty effective January 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year. The Company has taken the position that the 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have book basis but no tax basis for purposes of the royalty. At December 31, 2013, the Company recognized a deferred tax liability of $35.1 million. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

22. INCOME TAXES (continued)

During the years ended December 31, 2014 and 2013, the movement in deferred tax assets and deferred tax liabilities is shown below:

Deferred tax assets	Losses	Provisions	Deferred tax asset not recognized	Other	Total
At December 31, 2012	$ 30,647	$ 6,189	$ (7,949)	$ 1,310	$ 30,197
Benefit (expense) to income statement	33,907	3,972	7,217	(964)	44,132
Expense to equity	-	-	-	(319)	(319)
At December 31, 2013	$ 64,554	$ 10,161	$ (732)	$ 27	$ 74,010
Benefit (expense) to income statement	21,043	(1,068)	(3,730)	388	16,633
At December 31, 2014	$ 85,597	$ 9,093	$ (4,462)	$ 415	$ 90,643

Deferred tax liabilities	Property, plant and equipment and mining interests	Effect of Mexican tax deconsolidation	Other	Total
At December 31, 2012	$ 108,122	$ -	$ 3,615	$ 111,737
Expense to income statement	60,897	41,609	4,796	107,302
Reclassed to current income taxes payable	-	(10,407)	-	(10,407)
At December 31, 2013	$ 169,019	$ 31,202	$ 8,411	$ 208,632
(Benefit) expense to income statement	(23,408)	(3,494)	11,594	(15,308)
Reclassed from current income taxes payable	-	7,580	-	7,580
At December 31, 2014	$ 145,611	$ 35,288	$ 20,005	$ 200,904

Deferred tax liabilities, net		
At December 31, 2013	$	134,622
At December 31, 2014		110,261

As at December 31, 2014 and 2013, the Company has available Canadian and Mexican non-capital tax losses, which if not utilized will expire as follows:

Year of expiry	Canadian non-capital losses	Mexican non-capital losses	Total as at December 31, 2014	Total as at December 31, 2013
2014	$ -	$ -	$ -	$ 2,265
2015	-	-	-	5,216
2016	-	4,823	4,823	18,047
2017	-	16,776	16,776	30,340
2018	-	28,056	28,056	13,288
2019	-	12,287	12,287	337
2020	-	311	311	35,828
2021	-	32,153	32,153	62,423
2022	-	62,888	62,888	49,299
2023	-	35,866	35,866	-
2024	-	79,680	79,680	-
2028	1,426	-	1,426	2,709
2031	1,715	-	1,715	1,870
Total	$ 3,141	$ 272,840	$ 275,981	$ 221,622

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

22. INCOME TAXES (continued)

At December 31, 2014, the Company did not recognize $4.5 million (2013 - $0.7 million) of deferred tax assets related to non-capital losses.

At December 31, 2014, the Company recognized $13.9 million (2013 - $4.1 million) of net deferred tax assets in entities that have had a loss for tax purposes in either 2014 or 2013, or both. In evaluating whether it is probable that sufficient taxable income will be generated to realize the benefit of these deferred tax assets, the Company considered all available evidence, including approved budgets, forecasts and business plans and, in certain cases, tax planning opportunities.

The Mexico tax reform enacted in December 2013 also abolished the previous tax consolidation regime effective as of January 1, 2014 and requires consolidated groups to deconsolidate. The tax deconsolidation results in the availability of entity level loss carryforwards that were previously used to shelter taxable income of other group companies. As at December 31, 2014, the Company has total entity level non-capital loss carryforwards of $272.8 million (2013 - $217.0 million) for Mexican income tax purposes that may be carried forward to reduce taxable income.

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2014 is $196.0 million (2013 - $107.2 million).

23. SHARE CAPITAL

(a) Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company's issued and outstanding capital during the year is as follows:

	Shares		Amount
Balance at December 31, 2012	**116,756,840**	**$**	**423,958**
Shares issued for exercise of options	483,000		1,789
Shares repurchased and cancelled (Note 23(c))	(215,000)		(782)
Transfer of equity reserve upon exercise of options	-		742
Balance at December 31, 2013	**117,024,840**	**$**	**425,707**
Shares issued for:			
Exercise of options	372,500		1,433
Acquisition of mining interests (Note 14(e))	337,300		3,220
Shares repurchased and cancelled (Note 23(c))	(140,000)		(513)
Transfer of equity reserve upon exercise of options	-		741
Balance at December 31, 2014	**117,594,640**	**$**	**430,588**

(b) Stock options

Under the terms of the Company's Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 were subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on the first anniversary from the date of grant, and 25% vesting each six months thereafter. As of December 31, 2014, incentive stock options represent 5% (2013 – 6%) of issued and outstanding share capital.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

23. SHARE CAPITAL (continued)

(b) Stock options (continued)

The following table summarizes the information about stock options outstanding and exercisable at December 31, 2014:

	Options Outstanding			Options Exercisable		
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Weighted Average Remaining Life (Years)
5.01 - 10.00	50,000	5.94	4.88	-	-	-
10.01 - 15.00	2,939,842	10.99	3.63	561,236	12.26	1.68
15.01 - 20.00	1,378,400	16.73	1.96	1,374,650	16.73	1.96
20.01 - 22.45	1,716,216	21.59	2.96	1,050,288	21.74	2.95
	6,084,458	15.24	3.07	2,986,174	17.65	2.26

The aggregate intrinsic value of vested share options (the market value less the exercise value) at December 31, 2014 was $nil (2013 - $0.6 million).

The changes in stock options issued during years ended December 31, 2014 and 2013 are as follows:

	Year Ended December 31, 2014		Year Ended December 31, 2013	
	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Number of Options	Weighted Average Exercise Price (CAD$/Share)
Balance, beginning of the year	5,208,520	16.85	4,603,520	14.59
Granted	2,549,142	10.57	1,963,075	18.04
Exercised	(372,500)	4.29	(483,000)	3.77
Cancelled or expired	(1,300,704)	15.67	(875,075)	14.82
Balance, end of the year	6,084,458	15.24	5,208,520	16.85

The weighted average closing share price at date of exercise for the year ended December 31, 2014 was CAD$8.85 (2013 - CAD$13.53).

During the year ended December 31, 2014, a total of 2,549,142 (2013 – 1,963,075) stock options were granted for an aggregate fair value of CAD$8.4 million (2013 – CAD$13.0 million). The weighted average fair value of employee stock options granted during the year ended December 31, 2014 was CAD$3.30 (2013 - CAD$6.63), which was estimated using the Black-Scholes Option Pricing Model with the following assumptions (on a weighted average basis):

	Year Ended December 31, 2014	Year Ended December 31, 2013
Average risk-free interest rate (%)[1]	1.44	1.31
Expected life (years)	3.38	3.38
Expected volatility (%)[2]	41.20	53.50
Expected dividend yield (%)	-	-

(1) The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the expected life of the stock options.
(2) The expected volatility assumption is based on the historical and implied volatility of the precious metals mining sector.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

23. SHARE CAPITAL (continued)

(c) Share repurchase program

In March 2014, the Company received approval from the Toronto Stock Exchange to extend the Company's share repurchase program to repurchase up to 5,865,931 common shares of the Company over the next 12 months through a normal course issuer bid in the open market. During the year ended December 31, 2014, the Company repurchased and cancelled 140,000 (2013 – 215,000) shares for a total consideration of $0.9 million (2013 - $2.4 million), of which $0.5 million (2013 - $0.8 million) was recorded as a reduction to share capital and the remaining balance of $0.4 million (2013 - $1.6 million) was recorded against retained earnings.

24. EQUITY RESERVES

	Year Ended December 31, 2014	Year Ended December 31, 2013
Share-based payments reserve (a)		
Balance at beginning of year	$ 47,069	$ 33,612
Share-based payments recognized in profit and loss and related tax benefit	7,320	14,199
Reclassed to share capital for exercise of stock options	(741)	(742)
Balance at end of year	$ 53,648	$ 47,069
Available for sale revaluation reserve (b)		
Balance at beginning of year	$ (218)	$ (2,085)
Loss on available for sale marketable securities	(362)	(2,047)
Reclassification of impairment on available for sale investments (Note 13(b))	580	3,914
Balance at end of year	$ -	$ (218)
Foreign currency translation reserve (c)		
Balance at beginning and end of year	$ (308)	$ (308)
Total equity reserves per statements of financial position	$ 53,340	$ 46,543

(a) The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and share purchase warrants issued but not exercised to acquire shares of the Company and related tax benefits of $nil (2013 - $0.3 million).

(b) The available for sale revaluation reserve principally records the fair value gains or losses related to available-for-sale financial instruments, net of amount reclassified as impairment.

(c) The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency. Effective January 1, 2013, all of the Company's entities have the US dollar as their functional currency and, thus, there were no changes in the foreign currency translation reserve.

25. FINANCIAL INSTRUMENTS

(a) Capital risk management

The Company's objective when managing capital is to maintain its ability to continue as a going concern while maximizing growth of its business and returns on its shareholders' investments. The Company's overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2013.

In order to facilitate the management of its capital requirements, the Company prepares semi-annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The semi-annual and updated budgets are approved by the Company's Board of Directors.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

25. FINANCIAL INSTRUMENTS (continued)

(a) Capital risk management (continued)

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings), prepayment facility, lease obligations, net of cash and cash equivalents as follows:

	December 31, 2014	December 31, 2013
Equity	$ 520,533	$ 570,745
Prepayment facilities	55,976	44,216
Lease obligations	26,883	36,290
Less: cash and cash equivalents	(40,345)	(54,765)
	$ 563,047	$ 596,486

The Company's investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the covenant under the Prepayment Facility agreement (see Note 19).

(b) Categories of financial instruments

	December 31, 2014		December 31, 2013	
	Carrying value	Fair value	Carrying value	Fair value
Financial assets				
Loans and receivables				
Cash and cash equivalents	$ 40,345	$ 40,345	$ 54,765	$ 54,765
Trade and other receivables	13,561	13,561	22,045	22,045
Fair value through profit or loss				
Marketable securities	2,460	2,460	3,028	3,028
Derivatives	-	-	800	800
Available for sale				
Marketable securities	-	-	349	349
Total financial assets	$ 56,366	$ 56,366	$ 80,987	$ 80,987
Financial liabilities				
Fair value through profit or loss				
Prepayment facilities	$ 55,976	$ 55,976	$ 44,216	$ 44,216
Other financial liabilities				
Trade and other payables	40,360	40,360	34,534	34,534
Total financial liabilities	$ 96,336	$ 96,336	$ 78,750	$ 78,750

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

25. FINANCIAL INSTRUMENTS (continued)

(c) Fair value of financial instruments

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company's financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

There were no transfers between levels 1, 2 and 3 during years ended December 31, 2014 and 2013.

	December 31, 2014		December 31, 2013	
	Level 1	Level 2	Level 1	Level 2
Financial assets				
Cash equivalents	$ -	$ -	$ -	$ 9,458
Accounts receivable related to concentrate sales [1]	-	4,741	-	7,939
Marketable securities [2]	2,460	-	3,377	-
Derivatives [2]	-	-	800	-
Financial liabilities				
Prepayment facilities [3]	$ (1,132)	$ 57,108	$ (1,383)	$ 45,599

(1) Accounts receivable related to concentrate sales are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's accounts receivable related to concentrate sales are marked-to-market based on a quoted forward price for which there exists an active commodity market.

(2) Derivative financial instruments and marketable securities are valued based on unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.

(3) The prepayment facilities are valued based on the market value of lead and zinc to be delivered, determined using the observable forward price curve per London Metal Exchange ("LME") of the respective metals, discounted at market discount rate. Zinc and lead call options acquired in relation to the prepayment facility are valued based on unadjusted quoted prices for identical assets in an active market obtained from security exchanges.

(d) Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

i) Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company's credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through four international organizations with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

25. FINANCIAL INSTRUMENTS (continued)

(d) Financial risk management (continued)

i) Credit Risk (continued)

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not changed significantly from the prior year.

ii) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2014, the Company has outstanding trade payables of $25.9 million (2013 - $20.9 million) which are generally payable in 90 days or less and accrued liabilities of $14.4 million (2013 - $13.6 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

The Company's liabilities and commitments have maturities which are summarized below:

		Total		Less than 1 year		1 to 3 years		4 to 5 years		After 5 years
Trade and other payables	$	40,360	$	40,360	$	-	$	-	$	-
Prepayment facilities		66,619		29,389		37,230		-		-
Finance lease obligations		29,430		12,883		15,268		1,279		-
Decommissioning liabilities		16,816		-		-		-		16,816
Total Obligations	$	**153,225**	$	**82,632**	$	**52,498**	$	**1,279**	$	**16,816**

Payments Due By Period

iii) Currency Risk

Financial instruments that impact the Company's net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company's net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

		Cash and cash equivalents		Trade and other receivables		Trade and other payables		Net assets (liabilities) exposure		Effect of +/- 10% change in currency		Net assets (liabilities) exposure		Effect of +/- 10% change in currency
										December 31, 2014				**December 31, 2013**	
Canadian dollar	$	6,898	$	643	$	(750)	$	6,791	$	679	$	11,225	$	1,123
Mexican peso		557		7,520		(20,507)		(12,430)		(1,243)		(6,784)		(678)
	$	7,455	$	8,163	$	(21,257)	$	(5,639)	$	(564)	$	4,441	$	444

iv) Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company's income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, lead, zinc and iron ore, which accounts for approximately 22% of the Company's gross revenue. The Company's sales are directly dependent on commodity prices that have shown volatility and are beyond the Company's control. The Company has a forward sales agreement to sell a portion of the Company's lead and zinc production at a fixed price (see Note 19). The Company does not use derivative instruments to hedge its commodity price risk to silver. The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc.

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

25. FINANCIAL INSTRUMENTS (continued)

(d) Financial risk management (continued)

iv) Commodity Price Risk (continued)

As at December 31, 2014, a 10% increase or decrease of metal prices would have the following impact on net earnings:

	Silver		Gold		Lead		Zinc		December 31, 2014 Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$ 969	$	48	$	938	$	109	$	2,064
Metals in doré and concentrates inventory	86		13		6		-		105
Prepayment facilities	-		-		(4,204)		(1,670)		(5,874)
	$ 1,055	$	61	$	(3,260)	$	(1,561)	$	(3,705)

v) Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company's interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. As at December 31, 2014, the Company's exposure to interest bearing liabilities is limited to its prepayment facilities and finance leases which bear interest at fixed rates.

Based on the Company's interest rate exposure at December 31, 2014, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings.

26. SUBSIDIARIES AND ASSOCIATES

Details of the Company's significant subsidiaries and associates at December 31, 2014 are as follows:

Name of subsidiary	Principal activity	Place of incorporation and operation	2014 % Ownership	2013 % Ownership
First Majestic Silver Corp.	Holding company and silver sales	Canada	100%	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%	100%
First Majestic Plata, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera El Pilón, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera La Encantada, S.A. de C.V.	Silver mining company	Mexico	100%	100%
First Majestic Del Toro, S.A. de C.V.	Silver mining company	Mexico	100%	100%
La Guitarra Compañia Minera, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera Real Bonanza, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera La Rastra, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera Los Amoles, S.A. de C.V.	Silver mining company	Mexico	100%	0%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%	100%
Servicios para La Industria Minera, S.A. de. C.V.	Service company	Mexico	100%	100%
Servicios Minero-Metalúrgicos Industriales, S.A. de C.V.	Service company	Mexico	100%	100%
Administración y Servicios Integrales ASI, S.A. de C.V.	Service company	Mexico	100%	100%
Mantenimiento Central Para Equipo Minero, S.A. de C.V.	Service company	Mexico	100%	100%
0915623 B.C. Ltd.	Holding company	Canada	100%	100%
FMS Investment Cooperatië UA	Investment company	Netherlands	100%	100%
FMS Investco B.V.	Investment company	Netherlands	100%	100%
FMS Trading AG	Silver trading company	Switzerland	100%	100%
FMS Capital AG	Treasury company	Switzerland	100%	100%
Sundance Minerals Ltd.	Investment in Associates	Canada	32%	0%

First Majestic Silver Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

27. KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers was as follows:

	Year Ended December 31, 2014		Year Ended December 31, 2013	
Salaries, bonuses, fees and benefits				
Independent members of the Board of Directors	$	753	$	892
Other members of key management		2,357		3,396
Share-based payments				
Independent members of the Board of Directors		755		442
Other members of key management		3,005		5,471
	$	6,870	$	10,201

28. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31, 2014		Year Ended December 31, 2013	
Net change in non-cash working capital items:				
Decrease (increase) in trade and other receivables	$	8,415	$	(2,447)
Decrease (increase) in inventories		9,136		(3,143)
Decrease (increase) in prepaid expenses and other		1,384		(535)
Increase in income taxes payable		5,093		8,298
Increase in trade and other payables		8,624		2,180
	$	32,652	$	4,353
Non-cash investing and financing activities:				
Acquisition of mining interests		(2,820)		-
Transfer of share-based payments reserve upon exercise of options		741		742
Capitalization of borrowing costs		-		(3,193)
Assets acquired by finance lease		(2,418)		(6,523)
	$	(4,497)	$	(8,974)

29. CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company's operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to workers' participation benefits. These amendments may have an effect on the distribution of profits to workers and result in additional financial obligations to the Company. The Company continues to be in compliance with the federal labour law and believes that these amendments will not result in any new material obligations. Based on this assessment, the Company has not accrued any provisions as at December 31, 2014. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

30. FIRST SILVER LITIGATION

In 2006, the Company acquired a controlling interest in First Silver for $50.8 million ("the Agreement"). The purchase price was payable to Hector Davila Santos ("Davila Santos") in three instalments. The first and second instalments totaling $38.1 million were paid in accordance with the Agreement. The final 25% instalment of $12.7 million was not paid to Davila Santos pending a legal action by the Company against Davila Santos and his private company involving a mine in Mexico ("the Bolaños Mine") as set out further below.

In November 2007, the Company and First Silver commenced an action against Davila Santos ("the Action"). The Company and First Silver alleged, among other things, while holding the positions of director, President and Chief Executive Officer of First Silver at the time of the Agreement, Davila Santos through his private company, acquired control of the Bolaños Mine in breach of his fiduciary duties to First Silver.

The trial of the Action commenced in the Supreme Court of British Columbia in Vancouver, British Columbia in April 2012. In April 2013, the Company received a positive judgment from the Court, which awarded the sum of $93.8 million in favour of First Majestic against the defendants. In June 2013, as partial payment of the judgment, the Company received a sum of $14.1 million, representing monies previously held in trust by Davila Santos' lawyer, leaving an unpaid amount of approximately $70.3 million (CAD$81.5 million). The Supreme Court of British Columbia granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine.

Since June 2013, Davila Santos has pursued various applications and appeals to reverse the judgment by the Supreme Court of British Columbia. As judgment against Davila Santos was not regarded as conclusive until outcome of the appeals were determinable, the sum of $14.1 million received as partial payment of the judgment was recorded as deferred litigation gain on the Company's statements of financial position prior to the current period. On June 5, 2014, the Court of Appeal dismissed the appeal filed by the defendants. As a result, the Company has recognized the $14.1 million deferred litigation gain as other income (see Note 8) in the second quarter of 2014.

Davila Santos subsequently filed an application for leave to appeal to the Supreme Court of Canada in June 2014, which was dismissed by the court in December 2014. There can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2014, the Company has not accrued any of the remaining $70.3 million (CAD$81.5 million) unpaid judgment in favour of the Company.

31. SUBSEQUENT EVENTS

Subsequent to December 31, 2014:

a) 2,267,055 options were granted with a weighted average exercise price of CAD$6.14 and expire in five years from the grant date; and
b) 62,000 options were cancelled.

Pursuant to the above subsequent events, the Company has 117,594,640 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors (see Note 32).

32. APPROVAL OF FINANCIAL STATEMENTS

The audited consolidated financial statements of First Majestic Silver Corp. for the year ended December 31, 2014 and 2013 were approved and authorized for issue by the Board of Directors on February 19, 2015.